GEMSTAR RESOURCES LTD.

FORM 51-102F1
Management's Discussion & Analysis

INTERIM FOR THE THREE MONTHS ENDED
APRIL 30, 2006

This discussion and analysis for the three-month period ended April 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, June 30, 2006.

Description of Business

The Issuer is a junior resource company engaged in the acquisition, exploration and development of mineral resources properties. The Issuer currently holds an interest in one mineral property, the Dotted Lake Property, situated in the Thunder Bay Mining Division, Ontario.

The Issuer is a reporting issuer in British Columbia and Alberta. The Issuer is currently the subject of cease trade orders issued by the British Columbia and Alberta Securities Commissions and its common shares are not listed and do not trade on any stock exchange or over-the-counter trading facility.

Dotted Lake Property

In 2001, the Issuer entered into an agreement to acquire a 100% interest in the Dotted Lake Property consisting of 76 mineral claim units. The property is located in the Thunder Bay Mining Division approximately 16 miles south-southeast of Manitouwadge, Ontario. In the following fiscal year ended January 31, 2002, the Issuer completed the acquisition of the Dotted Lake property by paying $200,000 in cash to the vendor, LCM Equity Inc., an private British Columbia company. The Issuer also advanced $152,000 to LCM Equity Inc. as an advance for exploration of the Dotted Lake property. The Issuer acquired the funds for the property payment and exploration advance from director and shareholder loans. Near the end of calendar 2002, as a result of extreme weather conditions, the Issuer was having difficulty undertaking its planned work program on the Property, which included the required assessment work to keep the claims in good standing. Base on consultation with their geologist, management determined that it would be less expensive to allow the claims to lapse, then re-stake them. As a result, the claims were permitted to lapse. Once the weather conditions allowed, the Issuer's geologist re-staked the claims in March 2003 at the Issuer's expense, which claims continue to be held on behalf of the Issuer. Title to the claims is recorded in the name of 1179406 Ontario Ltd., a private Ontario company, which holds the claims in trust for the Issuer.

During the quarter ended April 30, 2005, the Issuer completed an airborne magnetic survey covering the claims at a cost of $40,000 and the Issuer paid $4,500 to a geological consultant as an advance against a new 43-101 report on the Property.

During the quarter ended July 31, 2005, the Issuer undertook a ground VLF and magnetic survey over 100 metre spaced cut lines (15 km) at the north western side of Dotted Lake all at a cost of $14,636. In addition, the 43-101 compliant geological report commissioned by the Issuer titled "Evaluation Report Dotted Lake Property Ontario" and dated July 30, 2005 (the "Dotted Lake Report") was completed by Andre M. Pauwels, P.Geo. The Issuer incurred costs of $8,811.44, in addition to the advance of $4,500, in having the report prepared.

The Dotted Lake Report recommends a two phase exploration program with the first phase involving further geophysical surveys, including a TDEM survey, all at an estimated cost of $51,500 to be followed by a second phase of diamond drilling, dependent upon the success of the Phase I program, at an estimated cost of $171,900.

The Issuer did not conduct any work on the Property in the quarter ended April 30, 2006.

Future Developments

In order to maintain its mineral claims in good standing, the Issuer is required to incur in the order of $25,000 in expenditures on the claims comprising the Dotted Lake Property by March, 2007.

The Issuer intends to proceed with the Phase I program recommended in the Dotted Lake Report during 2006/2007 work season. Following analysis of the results, the Issuer will make a decision on proceeding with the drilling phase of the recommended program.

Related Party Transactions

During the three months ended April 30, 2006, the Issuer accrued or paid management fees of $7,500 to Darcy Krell, Secretary of the Issuer, and Darcy Krell provided loans to the Issuer totalling $5,986 bringing the total amounts advanced to the Issuer by Mr. Krell to $354,600.

During the period, Linda Smith, President and a director of the Issuer, was reimbursed by the Issuer for all expenses incurred in the period and no further advances were made to the Issuer leaving the total loans made by Mrs. Smith to the Issuer at $413,258.

During the period, Shannon Krell, Chief Financial Officer and a director of the Issuer, provided loans to the Issuer totalling $14,500 bringing the total amounts advanced to the issuer by Ms. Krell to $89,500.

From time to time certain of the directors and officers incur expenditures on behalf of the Issuer in carrying out their duties and conducting the business of the Issuer. These expenses are passed on to the Issuer without mark-up. During the quarter:

1.	Linda Smith incurred, on behalf of the Issuer, $16 in office and $420 in travel and promotional expenses, which amounts were reimbursed, or accrued for reimbursement, in the quarter by the Issuer; and

2.

Darcy Krell, incurred on behalf of the Issuer $6,432 in office expenses and $4,698 in travel and promotion expenses, which amounts were reimbursed, or accrued for reimbursement, in the quarter by the Issuer.

General and Administrative

The Issuer's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF QUARTERLY RESULTS

	Apr. 30 2006 $	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan. 31 2005 $	Oct. 31 2004 $	July 31 2004 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	22,953	45,773	35,105	32,183	23,962	25,377	25,459	22,044
Basic Loss/Share	0.00	0.01	0.01	0.01	0.00	0.00	0.00	0.00
Fully Diluted Loss/Share	0.00	0.01	0.01	0.01	0.00	0.00	0.00	0.00

Discussion of Results for the Three Months Ended April 30, 2006

The net loss for the three months ended April 30, 2006 at $22,953 is approximately $1,000 less than the loss for the same period in 2005. This difference is the net effect of decreases in accounting and audit fees of $2,500, office expenses of $1,241 and transfer agent and filing fees of $446 as offset by increases in professional fees (legal) of $1,111 and travel and promotion expenses of $2,025. Overall, the loss for the period is not materially different from the loss for the same period in 2005. The reduction in accounting and audit fees is the result of no statements being required to be prepared in the period and the decrease in office expense reflects this reduction in activity. The increase in legal fees is a matter of timing of billings by the professionals and the increase in travel and promotion is due to travel increases to deal with the business of the Issuer in the period.

Investor Relations

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

Liquidity and Capital Resources

The Issuer has no operating revenues and to date has financed its operations through the sale of shares in its capital and, principally, through loans from directors and other related parties. Since the issue of cease trade orders by the British Columbia and Alberta Securities Commissions for failure to file the October 31, 2003 quarterly financial statement, and until these cease trade orders are removed, the Issuer will have to rely on loans from its directors and other related parties to fund its planned expenditures and corporate administration. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms.

At the beginning of the period at February 1, 2006, the Issuer had a working capital deficit of $81,795, following the deferment of certain loans by related parties. During the quarter, the Issuer raised $20,209 in funds from additional loans from related parties and used cash in the amount of $23,176 in the administration of its corporate affairs. As a result of these activities, the Issuer had a working capital deficit at April 30, 2006 of $104,619.

The Issuer is required to spend in the order of $25,000 on its Property by the anniversary dates of its claims in March of 2007. It is the Issuer's intent to carry out the Phase I work program, which has a budget of $51,500 during the 2006/2007 work season. The Issuer also anticipates that it will require in the order of $50,000 for administration of its corporate affairs for the ensuing six months. Accordingly, the Issuer will require in the order of $101,500 in funds to meet these obligations.

The Issuer does not have sufficient funds on hand to fund the balance of the proposed expenditures and will require additional loans or advances from related parties in order meet the expenditure targets. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Particulars of Outstanding Securities of the Issuer

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
June 30, 2006	5,651,714

Share Purchase Warrants

The Issuer has no share purchase warrants outstanding, however, outstanding debt of $106,754 has a conversion right attached to it as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,754	$0.05 per share	2,135,080	January 1, 2008

Incentive Stock Options

The Issuer has no incentive stock options outstanding.